December 5, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed on March 22, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed on November 14, 2013

File Number: 001-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated November 21, 2013 (the “Letter”), with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2012 filed on March 22, 2013 (“2012 Form 10-K”) and Ambac’s Form 10-Q for the quarter ended September 30, 2013 filed on November 14, 2013 (“September 30, 2013 Form 10-Q”).

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your November 21, 2013 letter has been reproduced in this letter with responses directly following the reproduced text.

Securities and Exchange Commission Staff Comments:

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	We note your discussion of the terms of the Fifth Amended Plan of Reorganization throughout your annual report. We also note that you have filed the Plan of Reorganization as an exhibit to your Form 8-K filed on March 20, 2012. Please confirm that you will include this agreement in the exhibit index of any future filings in which you describe the Plan of Reorganization as required by Item 601(b)(2) of Regulation S-K.

Ambac response:

We confirm that we will include the Fifth Amended Plan of Reorganization in the exhibit index of any future filings where we describe the Plan of Reorganization as required by Item 601(b)(2) of Regulation S-K.

December 5, 2013

Form 10-Q for Quarterly Period Ended September 30, 2013

Unaudited Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Fresh Start Financial Statement Reporting, page 9

2.	You disclose that the enterprise value was based on a discounted cash flow analysis and disclose that one of the assumptions in the valuation was the “tolling payments on net operating losses (“NOLs”). Please provide us proposed revised disclosure to be included in future periodic reports that explains the tolling payments from Ambac Assurance.

Ambac response:

Below is proposed revised disclosure to be included in future periodic reports to better explain the NOL tolling payment component used in estimating Ambac’s enterprise value. The proposed disclosure below has been black-lined using the current disclosure in Note 2 of the September 30, 2013 Form 10-Q:

The net cash flows used in the valuation analysis include income relating to, but not limited to, interest and principal on notes receivable; interest receipts on invested assets; reimbursement from Ambac Assurance for operating expenses; tolling payments from Ambac Assurance (as further described below) and the upfront cash payment (in connection with the Mediation Agreement as described in Note 1 to the Consolidated Financial Statements included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012). Expenses include operating expenses; intercompany settlements and tax payments. In addition, the long-term financial projections include value from junior surplus notes issued to Ambac by the Segregated Account, excess net operating tax losses (the “NOL Valuation”) and a residual equity dividend from Ambac Assurance.

For the purposes of estimating Ambac’s enterprise value, the following assumptions were made in accordance with the terms of the Mediation Agreement and the Reorganization Plan with respect to future consideration to be received by Ambac from Ambac Assurance or the Segregated Account:

(i)	$5,000 per annum reimbursement for operating expenses through May 2017;

(ii)	T~~t~~olling payments on net operating losses (“NOLs”) according to the tranches and tolling rates, as outlined in the Reorganization Plan (the “Plan”). In conjunction with the Plan, Ambac and Ambac Assurance entered into an amended tax sharing agreement (“Amended TSA”), which provides that certain NOLs (“Allocated NOL Amount”) generated by Ambac’s affiliated group (including Ambac Assurance) for federal tax purposes on or prior to September 30, 2011 (the “Determination Date”) shall be available for use by the Ambac Assurance Subgroup subject to certain NOL tolling payments by Ambac Assurance to Ambac. Ambac Assurance Subgroup is defined as Ambac Assurance and any direct or indirect subsidiary of Ambac Assurance that would be treated as an includable corporation of an affiliated group of corporations under the Internal Revenue Code. The Allocated NOL Amount is $3.65 billion which may be subject to change from future audit adjustments. Under the terms of the Amended TSA, the Ambac Assurance Subgroup may utilize the Allocated NOL Amount in exchange for tolling payments that are calculated based on the amount of notional federal tax liability that would have been imposed on the Ambac Assurance Subgroup if such NOLs were not available for its use. The tolling payments due from Ambac Assurance to Ambac for the use of the Allocated NOL are determined as a percentage of this notional federal tax liability as follows: a) the first $0.479 billion of Allocated NOL – 15%, b) the next $1.057 billion of Allocated NOL – 40%, c) the next $1.057 billion of Allocated NOL – 10%, d) the next $1.057 billion of Allocated NOL – 15%.

December 5, 2013

The Amended TSA also provides for tolling payments from Ambac Assurance to Ambac for the use of NOLs used to determine the Ambac Assurance Subgroup’s alternative minimum tax (“AMT”) liability using a similar schedule for the use of the Allocated NOL Amount. However the tolling payments for the use of NOLs for AMT purposes shall be subject to certain credits that may be used to offset the amounts due from Ambac Assurance for the use of such AMT NOLs under the Amended TSA. These credits may be carried forward into future taxable periods to offset future payment under the Amended TSA, which may not exceed, in the aggregate, $60 million.

The estimated NOL tolling payments utilized in Ambac’s enterprise value were estimated based on financial projections of the Ambac Assurance Subgroup’s taxable income.

(iii)	$30,000 in upfront cash, which Ambac Assurance can apply as a credit for up to $15,000 of future tolling payments;

(iv)	$350,000 of junior surplus notes, assumed to accrue interest at a rate of 5.1% per annum and to be paid down in 2045; and

(v)	F~~f~~ollowing May 2017, an additional $4,000 per annum reimbursement for operating expenses (the “Additional Opex Subsidy”). There is uncertainty as to whether or not the Additional Opex Subsidy will be approved by the Rehabilitator and, if approved, for what period of time it would be in effect.

Reorganized Condensed Consolidated Balance Sheet, page 11

3.	You disclose that your financial guarantee insurance and reinsurance contracts and related balances: premium receivables, reinsurance recoverables on paid and unpaid losses, deferred ceded premium, subrogation recoverable, loss and loss expense reserve, unearned premiums and ceded premiums payable have not been adjusted. Please tell us how your accounting for these balances complies with the requirements of ASC 944-805-30-1 and ASC 944-805-25-1 that requires you to recognize them as new contracts and measure them at fair value.

Ambac response:

As required under ASC 944-805-30-1, the fair value of insurance and reinsurance contracts acquired are to be recognized in two components: a) assets and liabilities measured in accordance with the acquirer’s accounting policies for insurance and reinsurance contracts that it issues or holds and b) an intangible asset representing the difference between 1) the fair value of the contractual insurance and reinsurance assets acquired and liabilities assumed and 2) the amount described in (a). In Note 2 of the September 30, 2013 Form 10-Q, our disclosure indicating that the carrying values of the financial guarantee insurance and reinsurance contracts had not been adjusted was referring to component (a) of the measurement requirement in ASC 944-805-30-1 described above. That is, Successor Ambac first measured the insurance and reinsurance assets and liabilities under Successor Ambac’s accounting policies for such contracts. Since Successor Ambac’s accounting policies for insurance and reinsurance contracts are identical to the accounting policies of Predecessor Ambac, this resulted in no change to the individual carrying values of premium receivables, reinsurance recoverables on paid and unpaid losses, deferred ceded premium, subrogation recoverable, loss and loss expense

December 5, 2013

reserve, unearned premiums and ceded premiums payable. As further disclosed in Note 2 of the September 30, 2013 Form 10-Q, Successor Ambac then recorded an insurance intangible asset representing the difference between the fair value of contractual insurance and reinsurance asset and liabilities and the aforementioned carrying values of these contracts as measured under Successor Ambac’s accounting policies. Therefore, we believe we have recognized these contracts in accordance with ASC 944-805-30-1 and ASC 944-805-25-1 which requires us to recognize them as new contracts and measure them at fair value.

We are providing the following proposed revised disclosure to be included in future periodic reports. The proposed disclosure below has been black-lined using the current disclosure in the Insurance intangible asset section in Note 2 of the September 30, 2013 Form 10-Q:

Insurance intangible asset — ~~The insurance intangible asset represents the fair value adjustment for financial guarantee insurance and reinsurance contracts.~~ Pursuant to the business combinations guidance for insurance entities in the Financial Services—Insurance Topic of the ASC, Successor Ambac accounted for the insurance and reinsurance assets and liabilities acquired as new contracts, and measured them at fair value in two components as follows:

a.	Insurance and reinsurance assets and liabilities measured in accordance with Successor Ambac’s accounting policies for insurance and reinsurance contracts that it issues or holds, as further described in Note 7 – Financial Guarantee Insurance Contracts and Note 2 to the Consolidated Financial Statements located in Part II, Item 8 of Ambac’s 2012 Form 10-K. These insurance and reinsurance assets and liabilities primarily comprise premium receivables, reinsurance recoverable on paid and unpaid losses, deferred ceded premium, subrogation recoverable, losses and loss expense reserve, unearned premiums and ceded premiums payable; and

b.	An insurance intangible asset representing the difference between: 1) the fair value of the contractual insurance and reinsurance assets acquired and liabilities assumed and 2) the amounts described in (a) above. ~~continue to be measured in accordance with existing accounting policies and an intangible asset is recorded representing the difference between the fair value and carrying value of these insurance and reinsurance assets and liabilities. As a result, the balance sheet carrying values of our financial guarantee insurance and reinsurance contracts have not been adjusted; these line items primarily comprise premium receivables, reinsurance recoverable on paid and unpaid losses, deferred ceded premium, subrogation recoverable, losses and loss expense reserve, unearned premiums and ceded premiums payable.~~

The significant differences between the measurement methods used for fair value and Successor Ambac’s accounting policies for insurance and reinsurance contracts ~~U.S. GAAP carrying values for financial guarantee contracts~~, which impact the magnitude of the insurance intangible asset, are as follows:

Successor Ambac Accounting Policy
Measurement input	Fair value methodology (Refer to Note 8 – Fair Value Measurements)	~~U.S. GAAP carrying value~~ (Refer to Note 7 – Financial Guarantee Insurance Contracts)

[Remaining disclosure in this section is unchanged]

December 5, 2013

Should you require further information or have any questions, please feel free to contact me at (212) 658-7508, Robert Eisman at (212) 208-3393 or Richard Alger at (212) 208-3196.

Sincerely,

/s/ David Trick

David Trick

Senior Managing Director,

Chief Financial Officer and Treasurer

Copy to:	Diana Adams
President and Chief Executive Officer
Ambac Financial Group, Inc.

Stephen Ksenak, Esq.
Senior Managing Director and General Counsel
Ambac Financial Group, Inc.

Robert Eisman
Senior Managing Director and
Chief Accounting Officer
Ambac Financial Group, Inc.

Richard Alger
Managing Director – Accounting Policy
Ambac Financial Group, Inc.

Richard Spitzer, Esq.
Partner
Mayer Brown LLP

John Verdonck
Partner
KPMG

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